SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
October 2014

Commission File Number  001-35571

Gold Standard Ventures Corp.
 (Name of Registrant)

Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By: /s/Richard Silas
Name: Richard Silas
Title: Corporate Secretary

Date: October 27, 2014

EXHIBITS

Exhibit 99.1	Material Change Report, dated October 27, 2014, including attached press release, dated October 24, 2014 re: Gold Standard Announces Filing of NI 43-101 Technical Report on the Pinion Gold Deposit.

Exhibit 99.2	NI 43-101 Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA